UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Atento S.A.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
L0427L204
(CUSIP Number)
Renata Machado
Kyma Capital Limited
22-25 Portman Close
London
W1H 6BS
United Kingdom
Phone: +442033148506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 17, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Kyma Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,025,023
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,025,023
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,025,023
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.46%
14	TYPE OF REPORTING PERSON CO

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Asheef Lalani I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 107,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 107,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.68%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204

1	NAME OF REPORTING PERSON: Charles Frischer I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,404
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 686,404
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 686,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: L0427L204
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D (this Schedule 13D) relates to the ordinary shares (the
Shares), of Atento S.A., a public limited liability company (societe anonyme)
incorporated under the laws of Luxembourg (the Issuer). The Issuer's principal executive office is located at 1, rue Hildegard Von Bingen, L-1282, Luxembourg, Grand
Duchy of Luxembourg.
ITEM 2.	IDENTITY AND BACKGROUND:
EXPLANATORY NOTE:

This Schedule 13D supplements, amends and constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Kyma Capital on December 17, 2021.

This Schedule 13D (this "Schedule 13D") is the fifth Schedule 13D being jointly filed by Kyma Capital Limited ("Kyma Capital"), Asheef Lalani and Charles Frischer (collectively, the "Reporting Persons") pursuant to the Amended Agreement as to Joint Filing filed as Exhibit 1 to this Schedule 13D.

To the extent that any information contained in this Schedule 13D is inconsistent with the information in the prior Schedule 13D filings of Atento S.A., as the case may be, the information set forth in this Schedule 13D shall control.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Asheef Lalani may be deemed to be the beneficial owner of, in the aggregate, 107,500 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $1.15 million (including commissions to purchase Shares) plus cost of the warrants upon its exercising. The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr.
Lalani with brokers on customary terms and conditions.

Charles Frischer may be deemed to be the beneficial owner of, in the aggregate, 686,404 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $7 million (including commissions to purchase Shares) plus cost of the warrants upon its exercising. The source of funding for these Shares was savings and investment income including capital gains and borrowing on margin loans maintained in the ordinary course of business by Mr. Frischer with a broker on customary terms and conditions.

Kyma Capital Limited may be deemed to be the beneficial owner of, in the aggregate, 1,025,023 Shares. The aggregate purchase price of the Shares purchased by the Reporting Person was approximately $12.2 million (including commissions to purchase Shares) plus cost of the warrants upon its exercising. The source of funding for these Shares was capital from investors in the Kyma Capital Opportunities Fund Limited.
ITEM 4.	PURPOSE OF TRANSACTION:
N/A
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)
Asheef Lalani beneficially owns a total of 67,500 Shares and may be deemed to be the owner of 40,000 Shares issuable upon exercise of Warrants, constituting 0.68% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2022, plus 424,355 Shares issuable upon exercise of Warrants held by Asheef Lalani, Charles Frischer and Kyma Capital Limited.

Charles Frischer beneficially owns a total of 486,404 Shares and may be deemed to be the owner of 200,000 Shares issuable upon exercise of Warrants constituting 4.32% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2022, plus 424,355 Shares issuable upon exercise of Warrants held by Asheef Lalani, Charles Frischer and Kyma Capital Limited.

Kyma Capital Limited beneficially owns a total of 840,668 Shares and may be deemed to be the owner of 184,355 Shares issuable upon exercise of Warrants, constituting 6.46% of the 15,451,667 outstanding Shares of the Issuer reported to be outstanding as of September 30, 2022, as reported in the Issuers 6-K filed with the Securities and Exchange Commission on November 15, 2022, plus 424,355 Shares issuable upon exercise of Warrants held by Asheef Lalani, Charles Frischer and Kyma Capital Limited.*
*Ownership disclosure for mandates Kyma manages on a discretionary basis.

(b)
Asheef Lalani has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 107,500 Shares and Warrants beneficially owned by it.

Charles Frischer has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 686,404 Shares and Warrants beneficially owned by it.

Kyma Capital Limited has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,025,023 Shares and Warrants beneficially owned by it.

(c)
Not applicable.

(d)
No person other than the Reporting Person(s) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person(s).
(e)
Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
N/A
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 1 - Amended Agreement as to Joint Filing

CUSIP No.: L0427L204
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 03 2023	Kyma Capital Limited By: /s/ Renata Machado Name: Renata Machado Title: COO
March 03 2023	Asheef Lalani By: /s/Asheef Lalani Name: Asheef Lalani Title:
March 03 2023	Charles Frischer By: /s/Charles Frischer Name: Charles Frischer Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: L0427L204
EXHIBIT 1

AMENDED AGREEMENT AS TO JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of Atento S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing
Agreement this 17th day of August, 2022.

The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate

Asheef Lalani

By:/s/Asheef Lalani
Name: Asheef Lalani

Charles Frischer

By:/s/Charles Frischer
Name: Charles Frischer

Kyma Capital Limited

By:/s/Renata Machado
Name: Renata Machado
Title: COO